

DELHAIZE GROUP

Q2 2014 results

August 7, 2014

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Delhaize Group has clear priorities...

Who we are	Principles	Priorities
• **Preferred food retailer** • **Differentiated concept** • **Fresh specialist, Private Label expertise** • **Multinational** • **Strong local identity** • **Respectful of all Stakeholders**	• The **customer** is at the center • Business is local and **market share** matters • Strengthen our **core capabilities** and **improve** those needed to succeed • Exercise **discipline in capital allocation** • Use **scale** to **reduce costs** • Respond to **industry dynamics and trends**	• **Put the customer back at the center** • **Focus on core markets** • **Realize more operating efficiencies** • **Execute with speed**

... and an action plan

2012	2013	2014	2015

2012–2013

- Reduce complexity through divestitures of peripheral non-core assets
- Deleverage Balance Sheet
- Improve Working Capital
- Increase capex discipline
- Stabilise SG&A as % of sales
- Re-establish Food Lion price competitiveness

2014–2015

- Finalise divestiture of non-core assets
- Differentiate Food Lion
- Implement Delhaize Belgium’s intended Transformation Plan
- Decrease SG&A as % of sales
- Turnaround Delhaize Serbia
- Accelerate growth in core markets
- Pursue working capital improvements and capex discipline

Q2 2014 highlights by region

- **Market share stable or increasing** in all our operations except Belgium (-53bp in H1 2014 and -85bp in Q2 2014)

- **U.S.**
  - Further positive CSS and real growth at Food Lion
  - Solid revenue growth at Hannaford
  - Sales momentum results in flat UOP compared to Q2 2013 (in local currency)

- **Belgium**
  - Weak Q2 sales resulted in further market share erosion
  - Affiliates continued to outperform company operated stores
  - Margin pressure as a result of price investments, promotions and logistic costs
  - Announced Transformation Plan

- **SEE**
  - Alfa Beta and Mega Image reported positive CSS and market share growth
  - Serbia remains impacted by economic conditions with little improvement foreseen in the near-term. This results in €150 million impairment.

Financial results – Q2 2014

(€ in Millions)	Q2		% Growth	
	2013	2014	Actual Rates	Identical Rates
Revenues	5,247	5,273	0.5%	3.7%
Gross Margin	24.3%	24.0%	(30 bps)	(25 bps)
SG&A as % of revenues	21.2%	21.1%	(7 bps)	(3 bps)
Underlying Operating Profit	199	178	(10.9%)	(7.8%)
Underlying Operating Margin	3.8%	3.4%	(43 bps)	(42 bps)
Operating Profit	181	29	(84.3%)	(83.7%)
Free Cash Flow	66	82(1)	23.9%	30.7%

(1) Excluding proceeds of the disposal of Sweetbay, Harveys and Reid´s (€139 million received in Q2 2014)

Financial results – H1 2014

(€ in Millions)	H1		% Growth	
	2013	2014	Actual Rates	Identical Rates
Revenues	10,351	10,393	+0.4%	+3.2%
Gross Margin	24.5%	24.0%	(46 bps)	(42 bps)
SG&A as % of revenues	21.3%	21.2%	(3 bps)	0 bps
Underlying Operating Profit	392	339	(13.6%)	(11.0%)
Underlying Operating Margin	3.8%	3.3%	(53 bps)	(52 bps)
Operating Profit	347	185	(46.9%)	(45.3%)
Free Cash Flow	321	128[1]	(60.0%)	(57.7%)

(1) Excluding proceeds of the disposal of Sweetbay, Harveys and Reid´s (€180 million in total)

EBITDA

(€ in Millions)

		EBITDA		Underlying EBITDA	
		Q2	H1	Q2	H1
At Identical Rates	2013	330	640	345	682
	2014	338	647	336	648
	Change	+2.6%	+1.2%	-2.3%	-4.9%
At Actual Rates	2013	330	640	345	682
	2014	328	629	326	630
	Change	-0.7%	-1.8%	-5.4%	-7.6%

Delhaize America - organic revenue growth and comparable store sales growth



Delhaize America
2014 Q2
+3.3%
0.8%
+0.6%
+4.7%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
2014 H1
+4.0%
0.0%
+0.4%
+4.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

Delhaize America – underlying operating margin

Delhaize America
Underlying Operating Margin



Q2 2013
3.8%
Q2 2014
3.6%
H1 2013
3.9%
H1 2014
3.6%

- Q2 margin impacted by:
  - Price investments of around ~30bps (Food Lion Phase 4 & 5, Hannaford)
  - Continued sales momentum

Delhaize Belgium - organic revenue growth and comparable store sales growth


Delhaize Belgium
2014 Q2
-1.2%
+0.5%
+0.7%
0.0%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
2014 H1
-1.0%
-0.1%
+0.7%
-0.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

Delhaize Belgium – underlying operating margin

Delhaize Belgium
Underlying Operating Margin


Q2 2013
4.2%
Q2 2014
3.2%
H1 2013
4.5%
H1 2014
3.2%

- Q2 margin impacted by:
  - Price investments & promotions
  - Higher logistic costs

SEE - organic revenue growth and comparable store sales growth

Southeastern Europe

2014 Q2

2014 H1


+0.1%
0.0%
+5.2%
+5.3%
CSS
Calendar Impact
Expansion
Organic Revenue Growth
-0.1%
-0.3%
+4.8%
+4.4%
CSS
Calendar Impact
Expansion
Organic Revenue Growth

Southeastern Europe – underlying operating margin

Southeastern Europe
Underlying Operating Margin



Q2 2013
4.4%
Q2 2014
3.9%
H1 2013
3.3%
H1 2014
2.9%

- Q2 margin impacted by:
  - Delhaize Serbia's profitability hampered by continued difficult trading conditions
  - Investments in promotions at Alfa Beta
  - Favorable one-off change in pensions in Greece in 2013

Free Cash Flow generation

(€ in Millions)


H1 2014 Free Cash Flow evolution
629
30
183
229
59
128
180
308
EBITDA
Changes in core working capital
Net payment of interest and taxes
Cash capex
Other (2)
Operating FCF (1)
Proceeds from Sweetbay, Harveys and Reid's
FCF

(1) H1 2014 Free Cash Flow included €21m cash outflow from Bulgaria and Bosnia & Herzegovina
(2) Mainly higher bonus paid in the US in 2014

Net Debt Position and Debt Capacity evolution

(€ in Millions)

Net debt evolution


2011
2,660
2012
2,072
2013
1,473
H1 2014
1,344
÷2

Net debt capacity[1]


2011
368
2012
352
2013
734
H1 2014
731
x2

[1] Debt capacity at Baa3/BBB- credit rating

Successful completion of the Food Lion repositioning is an encouragement to invest further in the brand...

TODAY

- 1,113 stores
- 36,000 gross sq ft on average (24,000 net)
- 20,000 SKUs on average
- Convenient locations
- Low prices driven by strong promotions
- Local brand, close to communities

PRIORITIES

- Roll-out of assortment changes
- Roll-out of improved check-out hardware and software
- New pricing tool
- Re-fine private brands architecture
- Market test of 77 stores

7 consecutive quarters of positive comparable store sales growth at Food Lion



Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014(1)
Q2 2014
%
0
1
2
3
4
5

(1) Excluding positive impact from severe winter weather

… since Food Lion commercial performance lags behind its key competitors

Average weekly sales per square foot ($)[1]


Food Lion 2010
7.5
+5.8%
Food Lion 2013
7.9
Average selected peers(2)
10.2

Estimated share of wallet potential[4]


Food Lion today
18%
82%
Average of local peers(3)
26%
74%
Spend at food retailer
Other grocery spend

Our Easy, Fresh & Affordable strategy is meant to increase the number of items per basket

(1) Square footage data notes: peer data from Spectra for 17 states with DA operations, Adjusted by industry average to reflect estimated selling sq ft; Food Lion actual selling sq ft
(2) Walmart supercenter, Walmart Neighborhood Market, Bi-Lo, Harris Teeter, Publix
(3) Local peers include Bi-Lo, Harris Teeter, Publix, Giant Carlisle and Martins
(4) Source: Nielsen Homescan, 52 weeks ending 12/28/13, Cross Outlet Facts, Retail Banner Shopper, Total US

FOOD LION

The Easy, Fresh & Affordable journey is based on a clear roadmap

Q4 2013 | Q1 2014 | End Q2 2014 | Q4 2014 | Q2 2015 | 2018/2019

Finalised Phase repositioning

Live tests in stores
- 3 Lab stores opened in October 2013
- 1 Pilot store opened in December 2013

In depth assortment changes
- Finetune center store assortment[(1)]
- Larger fresh assortment and Deli selection, test pre-packed meat
- Review private label range
- Enlarged promotions area

Updated checkout technology
- Updated point-of-sales technology
- Track customer behavior and drive loyalty
- Decreased waiting time at checkout
- Training of staff

Roll out of new store concept
-77 stores in 2014 (29 in Wilmington in August, 48 in Greenville in November)
-Total capex of $115 million, testing different investments
- Main lessons of the rollout in late 2014/early 2015

… Further roll out…

EASY fresh & Affordable
You can count on FOOD LION... Every day!

(1) ~50% change in SKUs generates ~18% net reduction while increasing market relevance

Despite recent market share losses, Delhaize Belgium maintained market share and customer satisfaction over the last few years, in a tough competitive market

- #2 position, 25% market share
- Strong affiliated network
- Excellent locations
- Differentiated assortment
- Large fresh offering
- Broad private label range

Market share (%)


30
28
26
24
22
20
2008
Q2 2014

Customer satisfaction


Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14

Delhaize Belgium is tackling its cost handicap to ensure future profitable expansion


Cost per productive hour
(Delhaize = 100)
Average:77
Delhaize
100
Colruyt
84
Carrefour
78
Lidl
78
Aldi
77
Albert Heijn
67

Proposed Transformation Plan

- Introduce a lighter and more efficient structure for company-operated supermarkets
- Provide more efficient procedures and working methods and place full focus on new technologies
- Adapt the wage and labor conditions of all associates
- Stop company operated activities in 14 supermarkets that have an unsustainable financial performance

Source: AT Kearney

The legal procedure (Law Renault) consists of 3 phases

Statement of intention to Workers Council	Phase I Information & Consultation	Phase II Negotiation of social plan, new wage & labour conditions	Phase III Implementation of social plan
June 11, 2014	Answer questions and assess suggestions	Constructive dialogue focused on interest of associates	Application of social plan, new wage & labor conditions

Delhaize Belgium plans to re-inforce its differentiated position

Launch of 2 pilot stores in April centered around ‘Bien acheter, bien manger’ (‘Buy well, eat well’)

- New look & feel and customer experience
- Enhanced Fresh departments (Fruits & Vegetable, Bakery, Butchery, Fish)
- Efficient checkout, increased self checkout
- Innovative and more efficient assortment
- More visible promotions



DELHAIZE
BIEN ACHETER, BIEN MANGER.
GOED KOPEN, GOED ETEN.


PROMO

April 2014	H2 2014	2015
2 pilot stores	2 additional pilot stores	Use learnings from pilots

SEE: Growth is driven by store expansion

- Alfa Beta:
  - Expansion of 16 net new stores in the first half of 2014
  - Positive CSS growth for the last 4 quarters, driven by more transactions
  - Profitability impacted by pension change in Q2 2013
- Serbia:
  - Revenues are starting to stabilize although CSS remains negative
  - New Maxi and Tempo concepts are being tested
  - Performance continues to be below plan triggering impairment
- Mega Image:
  - Delivering on expansion plan with 21 net new stores year-to-date
  - Announced acquisition of 20 stores in Greater Bucharest market
- All three countries are seeing further market share gains

Delhaize Group has a decisive and practical approach for the years to come

2014	2015 and beyond
• Finalise portfolio optimization • Tackle Delhaize Belgium cost handicap • Test Food Lion Easy, Fresh & Affordable • Prepare for growth in selected markets • Stabilise Delhaize Serbia	• Roll out Easy, Fresh & Affordable at Food Lion • Roll out New Generation Stores in Belgium; intention to implement Transformation Plan • Accelerate disciplined expansion in selected markets

Pressure on Capital Discipline & Working Capital improvements will be maintained

Conclusion

- Two important strategic initiatives underway
  - Food Lion Easy, Fresh and Affordable
  - Transformation Plan in Belgium

- Trends for H2 2014
  - Expect positive CSS at Food Lion and Hannaford in H2
  - Greece and Romania continuing to grow revenues with good profitability
  - Transformation Plan in Belgium leading to uncertainties in the short term
  - Persistent difficult environment in Serbia

- Reiterated 2014 guidance
  - Capex of approximately €625 million[1]
  - 180 new stores
  - Healthy free cash flow generation despite significant capex increase

(1) At identical exchange rates (1€ = $1.3281)